FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 10 DATED June 2, 2009
TO THE PROSPECTUS DATED March 18, 2008

This prospectus supplement (this “Supplement No. 10”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated March 18, 2008 (the “Prospectus”), Supplement No. 8, dated April 14, 2009 (“Supplement No. 8”), and Supplement No. 9, dated May 13, 2009 (“Supplement No. 9”) and should be read in conjunction with the Prospectus and Supplement Nos. 8 and 9. This Supplement No. 10 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement Nos. 8 and 9 and must be read in conjunction with our Prospectus and Supplement Nos. 8 and 9. This Supplement No. 10 will be delivered with the Prospectus.

The purpose of this Supplement No. 10 is to disclose a potential acquisition of the REIT.

Potential Property Investments

The following information is to replace the section in our Prospectus captioned “Potential Property Investments” on page 90 of the Prospectus.

The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay a portion of the purchase price. An additional condition to acquiring these properties will be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We will decide whether to acquire properties generally based upon:

•	satisfaction of the conditions to the acquisitions contained in the respective contracts;

•	no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make these acquisitions; and

•	our receipt of satisfactory due diligence information including appraisals, environmental reports and tenant and lease information.

Our advisor has identified the property described below as potential suitable investments for us. The acquisition of the property is subject to a number of conditions. A significant condition to acquiring the potential acquisition is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.

FedEx Freight Facility – Houston, TX

The REIT anticipates acquiring a newly constructed freight facility net leased to FedEx Freight and guaranteed by FedEx Corporation (the “FedEx Facility”) in June 2009. In May 2009, the REIT’s Board of Trustees approved the acquisition of the FedEx Facility.  Although the REIT believes that the acquisition of the FedEx Facility is probable, there can be no assurance that this acquisition will be consummated.

On April 7, 2009, American Realty Capital II, LLC entered into a purchase agreement with the obligation to purchase the FedEx Facility, subject to customary closing conditions.  Prior to closing, American Realty Capital II, LLC will assign the purchase and sale agreement to an entity owned and controlled by the REIT.  The purchase price for the FedEx Facility is approximately $30,902,000. The closing costs and fees payable to American Realty Capital Advisors, LLC are expected to equal approximately $470,000. The purchase price will be paid with proceeds from the sale of common shares and first mortgage indebtedness. The FedEx Facility is a freight facility of approximately 153,000 square feet located in Houston, TX. The current sole tenant of the property is FedEx Freight, a subsidiary of FedEx Corporation (“FedEx”) and will remain the sole tenant on a double-net lease basis.

Address	City, State	Purchase Price	Approximate Compensation to Advisor and Affiliates
9010 Jackrabbit Road	Houston, TX	$30,902,000	$470,000

The Fed Ex Facility is net leased to FedEx, pursuant to which FedEx will be required to pay substantially all operating expenses (other than the costs to maintain and repair the roof and structure of the building) and capital expenditures in addition to base rent, simultaneously with the acquisition of the property, and will have a primary lease term of fifteen years. Annual rent is $2,580,315 for the first year of the initial lease term, and annual rent will increase by 8.02% every five years. The lease provides for up to two extensions of successive five-year terms.

Address	City, State	Total Square Feet Leased	Year 1 Gross Rent	Rent Per Square Foot	Remaining Lease Term (Years)(1)
9010 Jackrabbit Road	Houston, TX	152,640	$2,580,315	$16.90	14.3

(1)	Lease expires on September 30, 2023.

The REIT has secured first mortgage indebtedness from KBC Bank, N.A.  The following table outlines the loan terms of the debt financing incurred in connection with acquisition of the FedEx Facility. The loan will be secured by a mortgage on the FedEx Facility.

Mortgage Debt Amount	Rate	Maturity Date
$16,059,000	Approximately 6.50%	June 2019

FedEx Corporation provides transportation, e-commerce, and business services in the United States and internationally. FedEx has more than 290,000 employees in over 220 countries and operates in excess of 4,000 facilities servicing the FedEx brands. It is headquartered in Memphis, Tennessee. FedEx is rated BBB by Standard & Poor’s.

FedEx Corporation currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following financial information is from FedEx’s Quarterly Report on Form 10-Q, for the period ended February 28, 2009 and the 2008 annual report:

	Three Months Ended	For the Fiscal Year Ended
Consolidated Statements of Income (in millions)	February 28, 2009	2008	2007	2006
Revenues	$8,137	$37,953	$35,214	$32,294
Operating Income	182	2,075	3,276	3,014
Net Income	97	1,125	2,016	1,806

	As of May 31,
Consolidated Balance Sheets (in millions)	2008	2007
Total Assets	$25,633	$24,000
Total Liabilities	11,107	11,344
Stockholders’ Equity	14,526	12,656

For more detailed financial information regarding FedEx Corporation, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.